Exhibit 99.1

EHang Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

•	Annual Gross Margin Reached 63.4%

•	Special Conditions for the EH216-S Type Certification Adopted by the CAAC

•	Operational Trial Flights under the 100 Air Mobility Routes Initiative Expanded to Over 4,000 at 9 Spots in China

•	Sizable AAV Pre-orders and Growing UAM Market Demand from More Asian Countries

Guangzhou, China, March 29, 2022 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Financial and Operational Highlights for the Fourth Quarter 2021

•	Total revenues were RMB8.7 million (US$1.4 million), compared with RMB13.0 million in the third quarter of 2021.

•	Gross margin was 60.1%, representing a continued high gross margin level and a minor decrease of 1.7 percentage points from the third quarter of 2021, mainly due to the changes in revenue mix.

•	Operating loss was RMB106.1 million (US$16.6 million), compared with RMB73.3 million in the third quarter of 2021.

•	Adjusted operating loss[1] (non-GAAP) was RMB83.8 million (US$13.1 million), compared with RMB48.9 million in the third quarter of 2021.

•	Net loss was RMB104.5 million (US$16.4 million), compared with RMB72.3 million in the third quarter of 2021.

•	Adjusted net loss[2] (non-GAAP) was RMB82.2 million (US$12.9 million), compared with RMB47.8 million in the third quarter of 2021.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB312.1 million (US$49.0 million) as of December 31, 2021, compared with RMB357.0 million as of September 30, 2021.

•	Sales and deliveries of the EH216 AAVs were 4 units, compared with 8 units in the third quarter of 2021.

•	Under the 100 Air Mobility Routes Initiative, over 4,000 operational trial flights of the EH216 have been conducted in practical scenarios at 9 operation spots to date.

[1]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Financial and Operational Highlights for the Fiscal Year 2021

•	Total revenues were RMB56.8 million (US$8.9million), compared with RMB180.1 million in 2020.

•	Gross margin was 63.4%, an increase of 4.4 percentage points from 59.0% in 2020.

•	Adjusted gross margin was 63.4%, an increase of 3.1 percentage points from 60.3% in 2020.

•	Operating loss was RMB320.5 million (US$50.3 million), compared with RMB91.3 million in 2020.

•	Adjusted operating loss (non-GAAP) was RMB199.4 million (US$31.3 million), compared with RMB36.4 million in 2020.

•	Net loss was RMB313.9 million (US$49.3 million), compared with RMB92.0 million in 2020.

•	Adjusted net loss (non-GAAP) was RMB192.8 million (US$30.3 million), compared with RMB37.2 million in 2020.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB312.1 million (US$49.0 million) as of December 31, 2021, compared with RMB189.4 million as of December 31, 2020.

•	Sales and deliveries of the EH216 series AAVs were 30 units in 2021, compared with 70 units in 2020.

Updates on Certification

Since EHang’s application for the EH216-S3 Type Certification (“TC”) was officially accepted by the Civil Aviation Administration of China (“CAAC”) in January 2021, the Company has made significant breakthroughs in the certification process with the CAAC.

In February 2022, the CAAC formally adopted the Special Conditions for the EH216-S AAV Type Certification (the “Special Conditions”), which is believed to be the world’s first type certification of its kind for an electric unmanned aircraft system designed and used for low-altitude passenger-carrying urban air mobility (“UAM”) operations. The Special Conditions provide clear safety requirements for the certification of the EH216-S, including flight performance, aircraft structures, design and constructions, propulsion systems, systems and equipment, data link, ground control station, etc.

With specified requirements set out, the Company has progressed to the Compliance Review phase and have submitted to the CAAC the Project Specific Certification Plan (“PSCP”) and the Certification Plan (“CP”) with solid means of compliance.

Updates on 100 Air Mobility Routes Initiative

Under the CAAC’s guiding principles, EHang and its partners can carry out operational trial flights during the airworthiness certification process, subject to certain compliance requirements. As part of the 100 Air Mobility Routes Initiative, the EHang UAM operating team has supported over 4,000 operational trial flights with the EH216 AAVs in practical scenarios for aerial sightseeing operating routes at selected 9 operation spots in China as of March 2022.

[3]	The EH216-S refers to the standard model for passenger transportation in the EH216 series, compared to the EH216-F model for aerial firefighting and the EH216-L model for aerial logistics.

Driven by the authorities’ strategic planning in sustainable air mobility and smart city management, EHang AAV solutions have started to become popular among local governments in China.

In December 2021, in partnership with Guangzhou Development District Communications Investment Group Co., Ltd., EHang launched the 5G Intelligent Air Mobility Experience Center as one of its UAM operation spots in the urban area of Guangzhou city, where its headquarters is located. This Experience Center is especially designed for EHang AAVs, equipped with infrastructures including a rooftop vertiport as well as a hangar for power charging and maintenance. Multiple operational flight routes have been planned and tested for urban passenger transportation, aerial sightseeing, aerial logistics and smart city management in Guangzhou.

In February 2022, Qintang District Urban Construction Investment Group Co., Ltd. unveiled its procurement plan4 for estimated 60 units of the EH216-S AAVs with a RMB138 million budget for its planned Intelligent Air Mobility and Urban Management Infrastructure Project in Guigang city, Guangxi province.

Other Business Highlights for the Fourth Quarter 2021 and Recent Developments

•	Partnership with Shenzhen Expressway to Co-Develop Smart City Transportation Network in China

In October 2021, EHang and Shenzhen Expressway, a company listed in both Shanghai and Hong Kong, announced the deployment and a live demonstration of Shenzhen’s first AAV command-and-control platform for expressway network management, emergency rescue and safety operations. Both parties will further explore the innovative integration of AAV air mobility and expressway networks for smart city transportation.

•	Cooperation with Spanish National Police for AAV Uses in Emergency and Security Missions in Spain

In October 2021, EHang partnered with the Spanish National Police to explore potential use cases for AAVs in emergency and security missions such as firefighting, accessing contaminated areas with nuclear, radiological, bacteriological or chemical risks, landing in confined areas, transporting supplies, and other police services that may require agile mobility.

•	Introduction of EH216 into Indonesia jointly with Prestige Aviation through Debut Flight Demonstration in Bali

In November 2021, EHang and its local Indonesian partner Prestige Aviation conducted a debut flight demonstration of the EH216 for aerial sightseeing in the world-famous tourism hotspot Bali, Indonesia, with a Special Certificate of Airworthiness issued by the Directorate General of Civil Aviation of the Republic of Indonesia.

[4]

The public disclosure of the procurement plan on the Guangxi Public Resources Trading Platform of China: http://ggzy.jgswj.gxzf.gov.cn/gxggzy/projectDetails.html?infoid=4e4f14cc-fa3b-4955-b9d1-ed3a4e539956&categorynum=001002005001

•	First Order for VT-30 and AirX’s Pre-Order for 50 Units of EH216 Series in Japan

In December 2021, EHang secured the first order for its VT-30, a long-range electric two-seat passenger-grade AAV in Japan. EHang will work with local partners, such as the Okayama Kurashiki Mizushima Aero & Space Industry Cluster Study Group (“MASC”), to further explore use cases of the EH216 and the VT-30 for cross-island travel, emergency rescue and aerial logistics, and develop the UAM network in Japan.

After successive EH216 demonstration flights in Fukushima and Okayama in December 2021, EHang received the biggest pre-order in Japan for 50 units of the EH216 series in January 2022 from AirX Inc. (“AirX”), a leading Japanese air mobility digital platform company with more than 100 helicopter sightseeing operating routes and private helicopter charter services. The pre-order of the EH216 series AAVs is planned to facilitate various UAM projects in Japan and has a prospect of providing “air taxi” services for the 2025 World Expo in Osaka, Kansai, Japan.

•	AEROTREE’s Pre-Order for 50 Units of EH216 Series and 10 Units of VT-30 in Malaysia

In March 2022, EHang entered into a strategic partnership with Aerotree Flight Services Sdn. Bhd. (“AEROTREE”), a subsidiary of leading Malaysian aviation company AEROTREE Group, for developing UAM businesses, including Maintenance, Repair and Overhaul (“MRO”) and training in Malaysia. AEROTREE placed a pre-order for 50 units of the EH216 series, which include the EH216-S, EH216-L and EH216-F, as well as 10 units of the VT-30 AAVs. AEROTREE has also purchased one unit of the EH216-S AAV from EHang previously.

•	Appointment of Mr. Xin Fang as Chief Operating Officer

In February 2022, EHang appointed Mr. Xin Fang as the Chief Operating Officer. With more than 20 years of business administration and operational experience in the sales of IT products and system integration solutions, tourism operation and management, Mr. Fang is in charge of the Company’s daily operations, with a focus on sales of EHang AAV products and solutions and the commercialization of UAM services.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “2021 was a year full of challenges. Although faced with uncertainties and short-term impacts caused by many external factors such as the ongoing COVID-19 epidemic, capital market fluctuations, and volatilities in the global landscape, EHang, as a technological innovation enterprise, has the core competencies and the long-term potential to achieve our mission for providing safe, autonomous, intelligent and sustainable air transportation for humans and the society. Our commitment to bringing value to the UAM industry, our partners, community, and shareholders remains strong and increasingly solid.”

“In 2021, we were in a strategic transition period towards the Company’s strategic goal of becoming an urban air mobility platform operator. On one hand, our annual gross margin reached 63.4%; on the other hand, we are pleased to expand strategic partnerships and receive orders and pre-orders from well-known domestic and foreign customers and partners, especially in the Asian markets, including China, Korea, Japan, Indonesia and Malaysia. As of March 29, 2022, we have unfulfilled pre-orders5 for over 1,000 units of our passenger-grade AAV products, including the EH216 series and the VT-30, on a cumulative basis. The growing market demand has formed a solid foundation that strengthens our confidence for future revenue growth.”

[5]

Pre-orders do not obligate the customers to purchase EHang’s AAVs unless certain conditions are satisfied. Fulfilment is expected to take several years and is conditional upon, among other things, achievement of performance milestones and receipt of regulatory approvals.

“Meanwhile, in the past year, our team worked diligently on the airworthiness certification process for our EH216-S AAV, the establishment of the UAM operation system and the operational trial flights carried out in China, all of which are aimed to prepare ourselves for the future commercial service operations. So far, the EH216-S Type Certificate is progressively expected to be obtained around the middle of this year, and it’s reasonable for us to expect the launch of commercial service operations of our AAVs in selected locations in China in the second half of the year. In the near future, we will release the first group of Chinese cities that will launch our commercial operational services and flight routes after we obtain the certification.”

Financial Results for the Fourth Quarter 2021

Revenues

Total revenues were RMB8.7 million (US$1.4 million), compared with RMB13.0 million in the third quarter of 2021.

Costs of revenues

Costs of revenues were RMB3.5 million (US$0.6 million), compared with RMB5.0 million in the third quarter of 2021, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit

Gross profit was RMB5.2 million (US$0.8 million), compared with RMB8.0 million in the third quarter of 2021.

Gross margin was 60.1%, compared with 61.8% in the third quarter of 2021. The decrease in gross margin was mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB112.7 million (US$17.7 million), compared with RMB86.3 million in the third quarter of 2021.

•

Sales and marketing expenses were RMB12.2 million (US$1.9 million), up 14.0% from RMB10.7 million in the third quarter of 2021. The increase was mainly due to the increased marketing and promotion activities for enhancing brand awareness.

•

General and administrative expenses were RMB61.7 million (US$9.7 million), up 67.4% from RMB36.8 million in the third quarter of 2021. The increase was mainly due to additional provisions for accounts receivable in light of the impacts from the continuous COVID-19 epidemic and control measures in China.

•	Research and development expenses were RMB38.8 million (US$6.1 million), on par with RMB38.7 million in the third quarter of 2021.

Adjusted operating expenses6 (non-GAAP)

Adjusted operating expenses were RMB90.4 million (US$14.2 million), representing an increase of 46.2% from RMB61.8 million in the third quarter of 2021. Adjusted sales and marketing expenses, adjusted general and administration expenses and adjusted research and development expenses were RMB7.8 million (US$1.2 million), RMB51.5 million (US$8.1 million) and RMB31.1 million (US$4.9 million) in the fourth quarter of 2021, respectively. The increase in adjusted operating expenses was primarily due to the reasons discussed under the “Operating expenses” heading above.

Operating loss

Operating loss was RMB106.1 million (US$16.6 million), compared with RMB73.3 million in the third quarter of 2021.

Adjusted operating loss (non-GAAP)7

Adjusted operating loss was RMB83.8 million (US$13.1 million), compared with RMB48.9 million in the third quarter of 2021.

Net loss

Net loss was RMB104.5 million (US$16.4 million), compared with RMB72.3 million in the third quarter of 2021.

Adjusted net loss (non-GAAP)8

Adjusted net loss was RMB82.2 million (US$12.9 million), compared with RMB47.8 million in the third quarter of 2021.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB83.1 million (US$13.0 million), compared with RMB47.5 million in the third quarter of 2021.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.93 (US$0.15). Adjusted basic and diluted net loss per ordinary share9 (non-GAAP) were both RMB0.73 (US$0.11).

Basic and diluted net loss per ADS were both RMB1.86 (US$0.30). Adjusted basic and diluted net loss per ADS10 (non-GAAP) were both RMB1.46 (US$0.22).

[6]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[7]

Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[8]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.
[9]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

[10]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” at the end of this press release.

Balance Sheets

The cash, cash equivalents, restricted cash and short-term investments balances were RMB312.1 million (US$49.0million) as of December 31, 2021.

Financial Results for Fiscal Year 2021

Revenues

Total revenues were RMB56.8 million (US$8.9 million), compared with RMB180.1 million in 2020.

Costs of revenues

Costs of revenues were RMB20.8 million (US$3.3 million), compared with RMB73.9 million in 2020, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit

Gross profit was RMB36.0 million (US$5.6 million), compared with RMB106.2 million in 2020. Gross margin was 63.4%, representing an increase of 4.4 percentage points from 59.0% in 2020. The increase was mainly due to a favorable revenue mix with a contribution from a command-and-control system delivered in 2021.

Adjusted gross profit

Adjusted gross profit was RMB36.0 million (US$5.6million), compared with RMB108.6 million in 2020. Adjusted gross margin was 63.4%, up 3.1 percentage points from 60.3% in 2020.

Operating expenses

Total operating expenses were RMB367.8 million (US$57.7 million), compared with RMB204.1 million in 2020.

•	Sales and marketing expenses were RMB43.2 million (US$6.8 million), up 16.3% from RMB37.2 million in 2020. The increase was primarily due to an increase in share-based compensation expenses.

•

General and administration expenses were RMB187.4 million (US$29.4 million), up 204.1% from RMB61.6 million in 2020. The increase was mainly due to an increase in share-based compensation expenses, one-time additional expenses related to extension of annual report filing and the additional provisions for accounts receivable in light of the impacts from the continuous COVID-19 epidemic and control measures in China.

•

Research and development expenses were RMB137.2 million (US$21.5 million), up 30.3% from RMB105.3 million in 2020. The increase was mainly due to continuously growing R&D expenditure for the development of AAV models, including the EH216 series, the VT-30 and new models, and their related operating systems with enhanced functionalities. R&D expenses were also impacted by an increase of the R&D team and related salary and benefit expenses that reflect the Company’s commitment to strengthening its product development and certification efforts in order to drive future sales growth and commercial operations.

Adjusted operating expenses (non-GAAP)

Adjusted operating expenses were RMB246.6 million (US$38.7 million), up 62.6% from RMB151.6 million in 2020.

Operating loss

Operating loss was RMB320.5 million (US$50.3 million), compared with RMB91.3 million in 2020.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB199.4 million (US$31.3 million), compared with RMB36.4 million in 2020.

Net loss

Net loss was RMB313.9 million (US$49.3 million), compared with RMB92.0 million in 2020.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB192.8 million (US$30.3 million), compared with RMB37.2 million in 2020.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB2.78 (US$0.44). Adjusted basic and diluted net loss per ordinary share (non-GAAP) were both RMB1.71 (US$0.27).

Basic and diluted net loss per ADS were both RMB5.56 (US$0.88). Adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.42 (US$0.54).

Business Outlook

The Company’s annual revenue forecast for 2022 is expected to be in the range between RMB190 million and RMB210 million, most of which is expected to be generated in the second half year on the condition that the Company obtains the airworthiness certification of EH216-S AAV and launches its commercial operational services.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to change, especially considering uncertainties and situations related to the COVID-19 epidemic and global landscape.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, March 29, 2022, U.S. Eastern Time (8:00 PM on March 29, 2022, Beijing/Hong Kong Time).

Please register in advance for the conference using the link provided below and dial in 10 minutes before the conference is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5459938

A replay of the conference call may be accessed by phone at the following numbers until April 6, 2022. To access the replay, please reference the conference ID 5459938.

Phone Number
International	+61 2 8199 0299
United States	+1 855 452 5696 +1 646 254 3697
Hong Kong	+852 800963117
Mainland China	+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items such as share-based compensation expenses that are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	137,840	246,863	38,738
Restricted cash	2,333	160	25
Short-term investments	49,271	65,108	10,217
Accounts receivable, net	163,146	56,189	8,817
Cost and estimated earnings in excess of billings	717	—	—
Inventories, net	47,094	78,075	12,252
Prepayments and other current assets	21,421	29,395	4,614
Amount due from a related party	2,639	1,360	213

Total current assets	424,461	477,150	74,876

Non-current assets:
Property and equipment, net	20,869	33,821	5,307
Intangible assets, net	1,062	745	117
Long term loans receivable	14,934	15,208	2,386
Long-term investments	2,919	6,143	964
Other non-current assets	20,304	2,367	371

Total non-current assets	60,088	58,284	9,145

Total assets	484,549	535,434	84,021

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	15,000	10,000	1,569
Accounts payable	53,147	45,560	7,149
Contract liabilities	7,492	14,831	2,327
Current portion of long-term bank loans	—	3,000	470
Accrued expenses and other liabilities	81,578	61,851	9,706
Deferred income	750	733	115
Deferred government subsidies	80	468	73
Income taxes payable	—	4	1

Total current liabilities	158,047	136,447	21,410

Non-current liabilities:
Long-term bank loans	—	17,000	2,668
Mandatorily redeemable non-controlling interests	40,000	40,000	6,277
Deferred tax liabilities	292	292	46
Unrecognized tax benefit	5,480	5,480	860
Deferred income	2,970	2,169	340
Deferred government subsidies	60	—	—

Total non-current liabilities	48,802	64,941	10,191

Total liabilities	206,849	201,388	31,601

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	72	75	12
Additional paid-in capital	1,081,299	1,459,374	229,008
Statutory reserves	1,035	1,191	187
Accumulated deficit	(808,038)	(1,122,153)	(176,090)
Accumulated other comprehensive income (loss)	1,950	(5,886)	(924)

Total EHang Holdings Limited shareholders’ equity	276,318	332,601	52,193
Non-controlling interests	1,382	1,445	227

Total shareholders’ equity	277,700	334,046	52,420

Total liabilities and shareholders’ equity	484,549	535,434	84,021

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	54,595	12,965	8,701	1,365	180,093	56,807	8,914
Costs of revenues	(22,145)	(4,955)	(3,474)	(545)	(73,914)	(20,777)	(3,260)

Gross profit	32,450	8,010	5,227	820	106,179	36,030	5,654
Operating expenses:
Sales and marketing expenses	(13,848)	(10,740)	(12,241)	(1,921)	(37,186)	(43,229)	(6,784)
General and administrative expenses	(18,613)	(36,845)	(61,675)	(9,678)	(61,613)	(187,388)	(29,405)
Research and development expenses	(50,945)	(38,699)	(38,826)	(6,093)	(105,252)	(137,148)	(21,522)

Total operating expenses	(83,406)	(86,284)	(112,742)	(17,692)	(204,051)	(367,765)	(57,711)
Other operating income	1,750	4,945	1,424	223	6,576	11,199	1,757

Operating loss	(49,206)	(73,329)	(106,091)	(16,649)	(91,296)	(320,536)	(50,300)
Other income (expense):
Interest and investment income	671	1,427	1,198	188	3,795	5,143	807
Interest expenses	(692)	(474)	(461)	(72)	(2,337)	(1,803)	(283)
Foreign exchange loss	(107)	(162)	(397)	(62)	(333)	(827)	(130)
Other income	224	310	2,708	425	1,227	6,086	955
Other expense	(1,382)	(11)	(1,203)	(189)	(3,127)	(1,549)	(243)

Total other (expense) income	(1,286)	1,090	1,845	290	(775)	7,050	1,106
Loss before income tax and (loss) income from equity method investment	(50,492)	(72,239)	(104,246)	(16,359)	(92,071)	(313,486)	(49,194)

Income tax expenses	(351)	(12)	(5)	(1)	(206)	(134)	(21)

Loss before (loss) income from equity method investment	(50,843)	(72,251)	(104,251)	(16,360)	(92,277)	(313,620)	(49,215)
(Loss) income from equity method investment	—	—	(276)	(43)	236	(276)	(43)

Net loss	(50,843)	(72,251)	(104,527)	(16,403)	(92,041)	(313,896)	(49,258)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(50,843)	(72,251)	(104,527)	(16,403)	(92,041)	(313,896)	(49,258)
Net loss (income) attributable to non-controlling interests	1,657	276	(897)	(141)	4,422	(63)	(10)

Net loss attributable to ordinary shareholders	(49,186)	(71,975)	(105,424)	(16,544)	(87,619)	(313,959)	(49,268)

Net loss per ordinary share:
Basic and diluted	(0.45)	(0.65)	(0.93)	(0.15)	(0.80)	(2.78)	(0.44)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	109,627	111,240	113,495	113,495	109,563	112,985	112,985
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(0.90)	(1.30)	(1.86)	(0.30)	(1.60)	(5.56)	(0.88)
Other comprehensive (loss) income
Foreign currency translation adjustments net of tax of nil	(6,626)	1,234	(5,788)	(908)	(9,974)	(6,107)	(958)
Unrealized (realized) gains on available-for-sale investments, net of tax of nil	1,039	—	—	—	1,729	(1,729)	(271)

Total other comprehensive (loss) income, net of tax	(5,587)	1,234	(5,788)	(908)	(8,245)	(7,836)	(1,229)
Comprehensive loss	(56,430)	(71,017)	(110,315)	(17,311)	(100,286)	(321,732)	(50,487)
Comprehensive loss (income) attributable to non-controlling interests	1,657	276	(897)	(141)	4,422	(63)	(10)

Comprehensive loss attributable to ordinary shareholders	(54,773)	(70,741)	(111,212)	(17,452)	(95,864)	(321,795)	(50,497)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	32,450	8,010	5,227	820	106,179	36,030	5,654
Plus: Share-based compensation	2,363	—	—	—	2,443	—	—

Adjusted gross profit	34,813	8,010	5,227	820	108,622	36,030	5,654

Sales and marketing expenses	(13,848)	(10,740)	(12,241)	(1,921)	(37,186)	(43,229)	(6,784)
Plus: Share-based compensation	5,601	4,652	4,471	702	10,883	18,327	2,876

Adjusted sales and marketing expenses	(8,247)	(6,088)	(7,770)	(1,219)	(26,303)	(24,902)	(3,908)

General and administrative expenses	(18,613)	(36,845)	(61,675)	(9,678)	(61,613)	(187,388)	(29,405)
Plus: Share-based compensation	5,390	11,741	10,165	1,595	14,453	71,147	11,164

Adjusted general and administrative expenses	(13,223)	(25,104)	(51,510)	(8,083)	(47,160)	(116,241)	(18,241)

Research and development expenses	(50,945)	(38,699)	(38,826)	(6,093)	(105,252)	(137,148)	(21,522)
Plus: Share-based compensation	25,217	8,058	7,684	1,206	27,078	31,657	4,968

Adjusted research and development expenses	(25,728)	(30,641)	(31,142)	(4,887)	(78,174)	(105,491)	(16,554)

Operating expenses	(83,406)	(86,284)	(112,742)	(17,692)	(204,051)	(367,765)	(57,711)
Plus: Share-based compensation	36,208	24,451	22,320	3,503	52,414	121,131	19,008

Adjusted operating expenses	(47,198)	(61,833)	(90,422)	(14,189)	(151,637)	(246,634)	(38,703)

Operating loss	(49,206)	(73,329)	(106,091)	(16,649)	(91,296)	(320,536)	(50,300)
Plus: Share-based compensation	38,571	24,451	22,320	3,503	54,857	121,131	19,008

Adjusted operating loss	(10,635)	(48,878)	(83,771)	(13,146)	(36,439)	(199,405)	(31,292)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(50,843)	(72,251)	(104,527)	(16,403)	(92,041)	(313,896)	(49,258)
Plus: Share-based compensation	38,571	24,451	22,320	3,503	54,857	121,131	19,008

Adjusted net loss	(12,272)	(47,800)	(82,207)	(12,900)	(37,184)	(192,765)	(30,250)

Net loss attributable to ordinary shareholders	(49,186)	(71,975)	(105,424)	(16,544)	(87,619)	(313,959)	(49,268)
Plus: Share-based compensation	38,571	24,451	22,320	3,503	54,857	121,131	19,008

Adjusted net loss attributable to ordinary shareholders	(10,615)	(47,524)	(83,104)	(13,041)	(32,762)	(192,828)	(30,260)

Adjusted basic and diluted net loss per ordinary share	(0.10)	(0.43)	(0.73)	(0.11)	(0.30)	(1.71)	(0.27)
Adjusted basic and diluted net loss per ADS	(0.20)	(0.86)	(1.46)	(0.22)	(0.60)	(3.42)	(0.54)